Exhibit 99.11

IMPERIAL TOBACCO GROUP PLC ANNOUNCES APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Imperial Tobacco Group PLC is pleased to announce, with immediate effect, the appointment of Bruno Bich as a Non-Executive Director of the Company.

Mr Bich (61), is Non-Executive Chairman of the BIC Group, having been appointed as Chairman and Chief Executive Officer in June 1993.  Prior to his appointment as BIC Group Chairman, Mr Bich held a number of key corporate positions including Chairman and Chief Executive Officer of BIC Corporation, Vice President of Sales and Marketing and National Sales Manager. Mr Bich is a Non-Executive Director of Altadis, S.A. having been appointed in November 1999.

Iain Napier, Imperial Tobacco Group Chairman, said:

“I am delighted to welcome Bruno to the Board. Bruno has considerable international business experience which will be a great asset to the Board as we continue to focus on maximizing the growth potential of the enlarged Group.”

ENQUIRIES

Alex Parsons (Head of Corporate Communications)	Telephone: +44 (0) 7967 467241

Simon Evans (Group Press Officer)	Telephone: +44 (0) 7967 467684

John Nelson-Smith (Investor Relations Manager)	Telephone: +44 (0) 117 933 7032

Nicola Tate (Investor Relations Manager)	Telephone: +44 (0) 117 933 7082